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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)1

                            Mikohn Gaming Corporation
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.10
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    59862K108
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

----------

      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                                  -----------
CUSIP NO. 59862K108                    13G                           Page 2 of 7
-------------------                                                  -----------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Jefferies Advisers, Inc.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
 Number of Shares                     5.    Sole Voting Power
   Beneficially
  Owned by Each                             1,500,724
 Reporting Person                     ------------------------------------------
       With                           6.    Shared Voting Power

                                            0
                                      ------------------------------------------
                                      7.    Sole Dispositive Power

                                            1,500,724
                                      ------------------------------------------
                                      8.    Shared Dispositive Power

                                            0
--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,500,724

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                            |_|
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      6.6%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                  -----------
CUSIP NO. 59862K108                    13G                           Page 3 of 7
-------------------                                                  -----------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Jefferies & Company, Inc.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
 Number of Shares                       5.    Sole Voting Power
   Beneficially
  Owned by Each                               0
 Reporting Person                       ----------------------------------------
       With                             6.    Shared Voting Power

                                              0
                                        ----------------------------------------
                                        7.    Sole Dispositive Power

                                              0
                                        ----------------------------------------
                                        8.    Shared Dispositive Power

                                              0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      0
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                             |X|
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      0%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                                  -----------
CUSIP NO. 59862K108                    13G                           Page 4 of 7
-------------------                                                  -----------

Item 1.

      (a)   Name of Issuer:

            Mikohn Gaming Corporation

      (b)   Address of Issuer's Principal Executive Offices:

            920 Pilot Road, P.O. Box 98686
            Las Vegas, Nevada 89119

ITEM 2.

      (a)   Name of Person Filing:

            (i)   Jefferies Advisers, Inc.

            (ii)  Jefferies & Company, Inc.

      (b)   Address of Principal Business Office or, if none, Residence:

            Jefferies Advisers, Inc.
            520 Madison Ave., 12th Floor
            New York, New York  10022

            Jefferies & Company, Inc.
            520 Madison Ave., 12th Floor
            New York, New York 10022

      (c)   Citizenship:                  (i) Delaware, (ii) Delaware

      (d)   Title of Class of Securities: Common Stock, par value $0.10

      (e)   CUSIP Number:                 59862K108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

       (a)  |X|   Broker or dealer registered under Section 15 of the Act (15
                  U.S.C. 78o);

       (b)  |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

       (c)  |_|   Insurance company as defined in Section 3(a)(19) of the Act
                  (15 U.S.C. 78c);

       (d)  |_|   Investment company registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8);

       (e)  |X|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

-------------------                                                  -----------
CUSIP NO. 59862K108                    13G                           Page 5 of 7
-------------------                                                  -----------

       (f)  |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

       (g)  |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(ii)(G);

       (h)  |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i)  |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

       (j)  |_|   Group, in accordance with Rule13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      The following sets forth beneficial ownership information:

      (a)   Amount beneficially owned: 1,500,724

      (b)   Percent of class: 6.6%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:           1,500,724

            (ii)  Shared power to vote or direct the vote:            0

            (iii) Sole power to dispose or direct the disposition of: 1,500,724

            (iv)  Shared power to dispose or direct the disposition of: 0

The Reporting Persons acquired beneficial ownership of the shares reported herein in connection with a transaction with Mikohn Gaming Corporation ("Mikohn") as described in Mikohn Gaming Corporation's Form 8-K filed October 23, 2003.

Jefferies Advisers, Inc. ("JAI") is the investment adviser to Jefferies & Company, Inc. and has sole voting and dispositive power on the shares reported herein. Pursuant to an agreement with the Louisiana Gaming Control Board, JAI has agreed to the following: (a) JAI will continue to be subject to a determination by the Gaming Board and/or Louisiana State Police as to whether JAI is an "institutional investor" as defined by the pertinent statutes; (b) if the determination is made that JAI is not an institutional investor, and JAI either elects not to undergo a suitability investigation or fails to satisfactorily complete a suitability investigation, JAI will immediately divest itself of all shares of Mikohn at no profit to JAI; (c) JAI will not vote the shares of Mikohn through proxy or otherwise until resolution of the investigation into its status as an institutional investor or determination of its suitability; and (d) JAI will not participate in the management of Mikohn or attempt to exercise influence over the affairs of Mikohn or any of Mikohn's affiliated companies.

-------------------                                                  -----------
CUSIP NO. 59862K108                    13G                           Page 6 of 7
-------------------                                                  -----------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      JAI has sole voting and dispositive power over the shares and is acting on behalf of Jefferies & Company, Inc. as described above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

      Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP.

      Not Applicable.

ITEM 10. CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 2005                Jefferies & Company, Inc.


                                By: /s/ Roland T. Kelly
                                    --------------------------------------------
                                    Roland T. Kelly
                                    Vice President and Assistant General Counsel


February 9, 2005                Jefferies Advisers, Inc.


                                By: /s/ Roland T. Kelly
                                    --------------------------------------------
                                    Roland T. Kelly
                                    Secretary

-------------------                                                  -----------
CUSIP NO. 59862K108                    13G                           Page 7 of 7
-------------------                                                  -----------

Jefferies & Company, Inc. and Jefferies Advisers, Inc. agreed to jointly file a
Schedule 13G reporting beneficial ownership of shares of common stock of Mikohn Gaming Corporation.